SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

DATE OF REPORT (Date of Earliest Event Reported): November 22, 2005 (November 21, 2005)

ORRSTOWN FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA

(State or other jurisdiction of incorporation)

033-18888	23-2530374
(Commission file number)	(IRS employer ID)

77 East King Street, Shippensburg, Pennsylvania	17257
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code – (717) 532-6114

NONE

(Former name, address and fiscal year, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE: This Current Report on Form 8-K/A is being filed by Orrstown Financial Services, Inc. (the “Company”) to amend the Current Report on Form 8-K of November 22, 2005 (the “Initial Report”) solely to correct the information contained in the Initial Report with respect to the merger consideration to be received by shareholders of The First National Bank of Newport (“FNB”) in accordance with the Acquisition Agreement described therein. As correctly stated in the press release and the Acquisition Agreement which were each filed as Exhibits to the Initial Report, under the terms of the Acquisition Agreement, shareholders of FNB will receive, for each share of FNB Common Stock they own, (a) $22.20 in cash and (b) 1.75 shares of the Company’s Common Stock, subject to the terms of the Acquisition Agreement. The Initial Report had inadvertently and incorrectly reported the cash portion of the consideration as $22.50, rather than $22.20. The corrected information is set forth below.

Item 1.01.	Entry into a Material Definitive Agreement.

On November 21, 2005, Orrstown Financial Services, Inc. (the “Company”) entered into an Agreement and Plan of Reorganization (the “Acquisition Agreement”) with The First National Bank of Newport (“FNB”) pursuant to which the Company will acquire FNB as a wholly-owned subsidiary of the Company (the “Acquisition”) by merging FNB with and into an interim bank (the “Merger”) to be formed as a wholly-owned subsidiary of the Company in order to facilitate the acquisition transaction. The surviving bank will be a wholly-owned subsidiary of the Company following the Merger, under the name “The First National Bank of Newport”. Following the Merger, the current directors of FNB and Peter C. Zimmerman, President of FNB, will continue to serve in such positions with the surviving bank and Mr. Zimmerman will be appointed to the Company’s board of directors. In addition, after the Merger Kenneth R. Shoemaker, President and Chief Executive Officer of the Company, will be appointed to the board of directors of FNB. In connection with the Acquisition Agreement, the existing directors and executive officers of FNB entered into an Affiliates Letter Agreement pursuant to which such persons agreed to vote their shares of FNB Common Stock to approve the Acquisition and to take certain other actions in furtherance of the Acquisition. A copy of the Affiliates Letter Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Under the terms of the Acquisition Agreement, shareholders of FNB will receive, for each share of FNB Common Stock they own, (a) $22.20 in cash and (b) 1.75 shares of the Company’s Common Stock, subject to the terms and conditions of the Acquisition Agreement. Consummation of the Merger is subject to certain customary terms and conditions, including, but not limited to, receipt of various regulatory approvals and approval by the FNB’s shareholders. The National Bank Act requires the affirmative vote of two-thirds of all outstanding shares of FNB Common Stock to approve the Merger.

The foregoing summary of the terms of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

The Acquisition Agreement contains representations and warranties the parties made to each other. The assertions embodied in those representations and warranties by each of FNB and the Company are qualified by information in confidential disclosure schedules delivered together with the Acquisition Agreement. While the Company does not believe that these schedules contain information that the securities laws require it to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Acquisition Agreement. Accordingly, the representations and warranties should not be relied on as characterizations of the actual state of facts, since they may be modified by the disclosure schedules.

The press release announcing the proposed Merger is filed as Exhibit 99.1 to this Form 8-K/A and is incorporated herein by reference.

The Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement addressed to FNB’s shareholders and a prospectus for the Company stock to be offered to FNB’s shareholders in connection with the Merger. A definitive proxy statement will be sent to FNB’s shareholders seeking their approval of the Merger. Investors and shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the Merger. Investors and shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by the Company at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by the Company with the SEC may also be obtained for free from the Company by directing a written request to Orrstown Financial Services, Inc., 77 East King Street, Shippensburg, PA 17257, Attention: Bradley S. Everly, Sr. Vice President and Chief Financial Officer.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Reorganization dated November 21, 2005, by and between Orrstown Financial Services, Inc. and The First National Bank of Newport.

10.1	Form of Affiliates Letter Agreement between The First National Bank of Newport’s directors and executive officers and Orrstown Financial Services, Inc. (included as Exhibit 2 to the Agreement and Plan of Reorganization, filed herewith as Exhibit 2.1).

99.1	Press Release issued November 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orrstown Financial Services, Inc.

Date: December 13, 2005	/s/ KENNETH R. SHOEMAKER
Kenneth R. Shoemaker, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization dated November 21, 2005, by and between Orrstown Financial Services, Inc. and The First National Bank of Newport. *

10.1	Form of Affiliates Letter Agreement between The First National Bank of Newport’s directors and executive officers and Orrstown Financial Services, Inc. (included as Exhibit 2 to the Agreement and Plan of Reorganization, filed herewith as Exhibit 2.1). *

99.1	Press Release issued November 22, 2005. *

*	Previously filed.